June 28, 2024

VIA EDGAR
==========
David P. Mathews

David Manion
Division of Investment Management
Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

RE:	Connetic Ventures Fund; File Nos. 333-274892 and 811-23906

Dear Mr. Mathews,

On October 6, 2023, Connetic Ventures Fund (the “Fund” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-2 (the “Registration Statement”). On November 13, 2023, you provided written comments regarding the Registration Statement. The Registrant responded to these comments on April 16, 2024, in a correspondence filing (the “Initial Response Letter”) along with Pre-Effective Amendment No. 1 to the Registration Statement (the “Initial Amendment”).

On April 29 and May 24, 2024, you provided oral comments regarding the Initial Response Letter and the corresponding changes to the Initial Amendment. Please find below your comments and the Registrant’s responses to them.

INITIAL RESPONSE LETTER

1.	Comment: The staff notes that neither Connetic Ventures LLC (the manager to 908 Investments LLC (the “Predecessor Fund”)) nor Connetic RIA LLC, the investment adviser to the Registrant (the “Adviser”), has filed a registration as an investment adviser to date. Please advise us on the status of any such registrations (as of May 13).

Response: The Adviser confirmed that it filed its registration as an investment adviser on Form ADV on May 20, 2024.

2.	Comment: In response to Comment 7 under General Comments, you stated that:

The Fund is the only client of the Adviser and its affiliates, so there is no conflict of interest in allocating investment opportunities. Employees of the Adviser also do not invest alongside the Fund in the portfolio companies. The Adviser does not believe there are any conflicts that may arise in relation to its selection of investments, use of techniques or use of technologies that have the potential effect of increasing the compensation or earnings of the Adviser or of affiliates of the Adviser.

Please clarify your response regarding conflicts with allocation opportunities or the Adviser’s use of technologies and techniques that may increase compensation. In your response, please address prior investment activities and any plans of the Adviser and its affiliates to expand their advisory business in light of the following public statements or filings.

•	We note a prior form D filing for a private offering of Connetic Fund LLC and the predecessor funds pointed out in the response.
•	The staff notes several SOS filings relating to other Connetic entities (e.g., Connetic ARGI LLC, Connetic Venture Funds (DBA), Connetic Community Initiatives LLC, Connetic Ventures Holdings, Inc., Connetic Angels (DBA)).
•	The public statements attributed to the Adviser’s head of investments in a September 2023 Venture Capital Journal article indicating an intent to use the Adviser’s artificial intelligence technologies beyond the fund to create a wide network of venture capital firms for co-investments, deal flow, and embrace the Adviser’s technologies.

To the extent the above prior or future may create conflicts of interest not currently addressed in the prospectus, please expand the disclosure to include them.

Response: The Connetic Fund LLC is currently managed by Wendal, Inc., the parent company of the Adviser. Wendal and the Adviser confirmed that the Connetic Fund has had no recent activity and will liquidate after its final portfolio company has an exit event.

Regarding the other Connetic-related entities:

•	Connetic ARGI LLC is a special-purpose vehicle not managed by the Adviser or affiliates. Instead, Cerity Partners (formerly ARGI Financial) is the manager.
•	Connetic Community Initiative and Connetic Angels were community projects run by Connetic Ventures Holdings Inc. All three entities ceased operations when Wendal acquired Connetic Ventures Holdings. Wendal is in the process of winding down these organizations.

The Registrant reiterates that it is presently the only client being actively managed by the Adviser, which has no plans to launch additional investment products with investment objectives and strategies similar to those of the Registrant. However, the Adviser acknowledges that its affiliate’s prior investment activities include the private offering of Connetic Fund LLC. Despite these historical activities, none currently impact the investment opportunity allocation for the Fund.

The Adviser confirms that the proprietary technology it uses is owned by Wendal, which may license the technology as a Software-as-a-Services platform for other asset managers to use for deal flow, data management, and investment analysis. Wendal does not intend to create any type of syndication using the technology.

The Adviser employs advanced machine learning technologies and innovative investment techniques to identify and evaluate investment opportunities for the Fund. While these tools currently serve the Fund’s interests, the Adviser may use them for other business means. If the Adviser or its affiliates expand their advisory business or establish new funds, there could be potential conflicts in allocating investment opportunities between the Fund and other clients. The Adviser is committed to implementing policies and procedures to ensure fair and equitable allocation of investment opportunities in such circumstances. These policies will be designed to mitigate conflicts. They will include criteria for determining the allocation of investments, which may involve factors such as each client’s investment strategy, objectives, and legal or regulatory requirements. Therefore, after further consideration of the staff’s position and considering the prior activity of the Adviser’s affiliates, the Registrant has added the following disclosure to the prospectus.

Management of Other Investment Products: The Adviser, or its affiliates, may serve as an investment adviser to other investment products or accounts in the future, which may have investment strategies that overlap with those of the Fund. This could result in conflicts of interest when allocating investment opportunities among the Fund and those other investment products or accounts. While the Adviser currently operates with the Fund as its sole client, should it take on additional clients, it will seek to manage these conflicts of interest by establishing and maintaining a fair and equitable allocation policy. Decisions regarding the allocation of investment opportunities will be made by considering the investment objectives, management styles, restrictions, and portfolio holdings of the Fund and other advised accounts to ensure that the Fund is not disadvantaged.

Use of Proprietary Technology: The Adviser utilizes proprietary technology, including algorithms and data analytics tools, to screen and manage investments. These technologies provide a competitive edge in identifying and capitalizing on investment opportunities; however, they may also be used for other business purposes beyond the Fund. To mitigate such conflicts, the Adviser will disclose any material benefits from using these technologies not shared with the Fund. Additionally, the Adviser will establish protocols to ensure that the Fund’s interests are prioritized and that any use of technology or techniques that could potentially increase the Adviser’s compensation or earnings is transparently disclosed and managed by regulatory requirements.

To address any potential conflicts of interest that may arise from the Adviser’s use of its proprietary technologies, the Adviser commits to the following:

1.	Prioritizing the Fund’s access to these proprietary tools to maintain the Fund’s competitive advantage in screening and selecting investment opportunities.
2.	Regularly evaluate and update our technology to maintain its efficacy and address any identified biases or errors that could affect investment decisions.
3.	Disclosing any circumstances where the Adviser’s or its affiliate’s proprietary technology is licensed to or used by third parties and any potential impact this may have on the Fund.
4.	Implementing safeguards to ensure that any technology-related conflicts of interest are identified and managed in the best interests of the Fund and the Adviser’s other clients.

The Adviser will continually monitor potential conflicts of interest and implement appropriate measures to ensure that the Fund’s and its shareholders’ interests are managed fairly. The ongoing commitment to rigorous conflict of interest policies and transparently managing such issues is integral to maintaining the trust and confidence of the Fund’s shareholders.

3.	Comment: In response to Comment 18. a, you noted that the Registrant expects to acquire all the assets and liabilities of 908 Investments LLC, a private investment vehicle limited to accredited investors. You said that 908 Investments is the successor to the merger of CFSPV5 LLC and SeedFund SPV LLC. The staff noted that according to your response, CFSPV5 had $36 million in assets, and the Seed Fund had $8 million in assets, but immediately before the reorganization, 908 Investments was expected to have only $38 million in assets. In correspondence, explain whether the anticipated decrease in assets before the reorganization will result from transfers of portfolio assets to affiliates and third parties and, if so, the reasons for such transfers or due to expected redemptions from existing investors before the reorganization for any other reasons.

Response: In our previous correspondence, we indicated that post-merger, 908 Investments LLC would possess assets totaling $38 million as of the merger date on April 5, 2024, reflecting a consolidation of CFSPV5 LLC, which had $29.6 million in assets, and SeedFund SPV LLC, which had $8.6 million in assets. We wish to clarify that this representation contained a typographical error. The total assets expected for 908 Investments LLC following the reorganization are $38.2 million.

The Registrant and the Adviser do not expect any asset decrease before 908 Investments reorganizes into the Fund due to transfers to affiliates, third parties, or expected redemptions.

We apologize for any confusion this error may have caused and appreciate the opportunity to correct the record. The Registrant and the Adviser have reviewed all relevant materials and can confirm that the corrected amount accurately reflects 908 Investments’ current assets.

4.	Comment: In response to Comment 18. b, in which the staff asked you to “[i]dentify which 1940 Act Rule, no-action letter, or exemptive relief will be relied upon to permit the contemplated Reorganization and provide an analysis as to how such reliance is appropriate notwithstanding the prohibitions of Section 17 of the 1940 Act and rules thereunder, you noted that the Registrant intends to rely on the GuideStone Financial et al., SEC No-Action Letter (pub. avail. December 27, 2006) (the “Guidestone Letter”). Please note that the Division of Investment Management’s Office of Chief Counsel is reviewing all correspondence related to the Guidestone Letter and may have additional comments on your response.

In the meantime, concerning the Guidestone Letter, given that the assets of the Predecessor Fund consist of private investments for which market quotations are not available and in light of the conditions upon which the Guidestone Letter’s relief was granted, please advise in correspondence whether the board of trustees of the Fund (the “Board”) will receive a valuation of the Predecessor Fund assets prepared by an unaffiliated independent evaluator with expertise in the valuation of securities and other financial assets. If not, provide further details in correspondence regarding the valuation procedures of the Predecessor Fund, the Adviser’s process for fair valuing Predecessor Fund assets, and the Board’s review of the Adviser’s internal fair valuation.

Response: We appreciate the Division of Investment Management’s active review of our reliance on the GuideStone Letter for the contemplated reorganization of 908 Investments LLC into the Registrant.

Regarding the valuation of the Predecessor Fund’s private investment assets for which market quotations are not readily available, the Registrant and the Adviser confirm the following procedures, which we believe to be compliant with the conditions upon which the Guidestone Letter’s relief was granted:

•	Valuation by Independent Evaluator: The Board will receive a valuation of the Predecessor Fund assets prepared by an independent evaluator unaffiliated with the Adviser. The Board has proactively engaged an independent public accountant to conduct a thorough audit of the Predecessor Fund as of April 30, 2024. Integral to this audit is an independent evaluation by recognized experts of the Predecessor Fund’s assets. This evaluation is designed to ensure a fair and accurate appraisal of all such assets, particularly those for which public market quotations are not readily available.
•	Valuation Procedures: The Predecessor Fund has established comprehensive valuation procedures, the same procedures approved by the Board. As the Board’s valuation designee, the Adviser systematically implements these procedures under the Board’s oversight. The Adviser has assured the Board that the valuation procedures of the Predecessor Fund comply with applicable regulatory requirements and industry standards. For consistency and adherence to best practices, these procedures have been designed to align with those currently employed by the Fund. We believe this integration of valuation methodology supports the integrity of the reorganization process and guards against potential conflicts of interest or valuation discrepancies.
•	Fair Valuation Process: The Adviser’s process for fair valuing the Predecessor Fund’s assets includes, but is not limited to, an in-depth analysis of the asset’s underlying financial and operational performance, recent investment transactions involving similar securities, third-party appraisals when available, and input from market participants. These methodologies are applied consistently and reviewed periodically to ensure they meet industry standards and regulatory expectations.
•	Board Oversight: The Board will conduct a rigorous review of the Adviser’s fair valuation of the Predecessor Fund’s assets before the reorganization. Before the completion of the reorganization, the Board will receive a comprehensive report on the audit’s findings and expert evaluations. The Board will review this report to ensure a robust understanding of the values assigned to assets being transferred to the Fund.

5.	Comment: Regarding your response to Comment 18. c, you noted that investors in the predecessor funds received a notice and information statement regarding reorganizing the funds into 908 Investments LLC and, ultimately, into the Registrant. In addition to information about the reorganization provided to existing interest holders in the predecessor funds, please advise in correspondence what information will be provided or available to the Fund’s shareholders post-reorganization regarding the reorganization and portfolio assets transferred to the Fund.

Response: The Fund intends to file audited financial statements relating to the Predecessor Fund for the period ended April 30, 2024, as an exhibit to the Fund’s Registration Statement. The audited financial statements will include a Schedule of Investments, other financial information related to the Predecessor Fund’s portfolio, and the valuation of those investments. Additionally, the Fund will file a material update to its Registration Statement to include the Predecessor Fund’s performance.

PROSPECTUS

Prospectus Summary

6.	Comment: In the Initial Amendment, the staff notes the removal of the no operating history risk factor. Given that the Adviser is newly formed and registered and the Fund is new, please explain in correspondence why the risk is irrelevant or, alternatively, add it back to the registration and discuss the Adviser’s personnel and resources for implementing the strategy.

Response: The Fund removed the “no operating history” risk factor from the Initial Amendment based on considerations that supersede the conventional concerns associated with new funds. The Fund is expected to complete a reorganization, which includes acquiring the assets and liabilities of the Predecessor Fund, which the Adviser or an affiliate has managed since 2015. Given this continuity in management and the Adviser’s operational history, the traditional risks associated with funds lacking an operating history are markedly mitigated. The Fund is expected to become the performance survivor of the Predecessor Fund. Considering these factors, we believed including the “no operating history” risk factor in the Fund’s prospectus would not accurately reflect the operational and performance continuity that the Fund benefits from through the reorganization.

7.	Comment: Regarding disclosure in the amended prospectus regarding the Fund’s sourcing of portfolio companies:

A.	Please add to the disclosure a definition or example of scout networks.

Response: The Fund has added the following definition to the prospectus.

“Scout networks” in the venture capital context refer to individuals or organizations engaged by a venture capital firm to source and identify promising startup companies for potential investment. These scouts are usually well-connected industry insiders, successful entrepreneurs, or investors with a good eye for identifying early-stage companies with high potential. They operate as extended arms of a venture capital firm, leveraging their networks and expertise to discover and recommend investment opportunities that the firm might not find through its typical channels.

B.	With respect to sourcing through unaffiliated venture capital networks, please provide details in the disclosure as to how such networks provide sourcing for portfolio company investments and to the extent such networks or other sources entail acquisitions of portfolio company interests through secondary markets or transfers from existing private interest holders, including a discussion of potential risks associated with acquisitions via secondary markets and transfer from existing private interest holders, including risks related to restrictions on transfers and discuss how the fund conducts due diligence and acquires information about portfolio companies when acquiring interests indirectly via the secondary market.

Response: The Fund has added the following disclosure to the prospectus.

The Fund identifies potential investment opportunities through various channels, including partnerships with unaffiliated venture capital investors. These connections provide access to a diverse range of companies seeking investment or offering shares for sale outside public exchanges, often called the secondary market. Investing through these networks can present unique risks. For instance, there may be certain restrictions on the transferability of these private shares, or less information might be available about the company than a public offering. Additionally, the pricing in the secondary market might not fully reflect the company’s current value due to changes in market conditions or internal company factors that have occurred since the shares were last valued. The Fund exercises thorough due diligence to mitigate these risks before acquiring any interests. This includes in-depth legal review, financial analysis, and, where possible, direct discussions with company management.

Use of Proceeds

8.	Comment: In response to Comment 19, you revised the prospectus to state, “[t]he Fund will be able to invest all or substantially all of the net proceeds … as soon as practicable.” The staff requests that, consistent with the Guidelines to Form N-2, if the investment offering proceeds might exceed three months, please provide more specific details in the disclosure as to potential reasons for any such delay.

Response: The Fund has revised this section as follows.

The Fund will invest the net proceeds from the sale of its Shares in alignment with its investment objective and policies, as delineated in this Prospectus, accounting for the deduction of Fund fees and expenses (including offering expenses). Under normal market conditions, the Fund intends to invest all net proceeds from its offerings within three months of their receipt. This expectation is based on typical due diligence timelines, the availability of suitable investment opportunities that meet the Fund’s criteria, and the need to ensure compliance with regulatory obligations. However, the full deployment of these proceeds may, in some instances, extend beyond three months due to a comprehensive due diligence process required for each investment, the occurrence of unfavorable market conditions that warrant a more cautious deployment strategy, the availability of suitable investment opportunities that fit the Fund’s stringent investment criteria, adherence to regulatory requirements, extremely large investment inflows into the Fund (which could cause the Fund to close to new investments temporarily), and interim cash management strategies involving temporary placements in cash or cash equivalents to preserve capital and maintain liquidity. Should such a situation arise, it is anticipated that the Fund will temporarily allocate a substantial portion of the offering proceeds into short-term, high-quality debt instruments, money market instruments (potentially including money market funds), or cash and cash equivalents. This interim allocation is made to preserve the capital and liquidity of the Fund while continuing searches for compatible investment opportunities that reflect the Fund’s investment criteria and prevailing market conditions.

However, it is relevant to note that when the Fund’s assets are not fully deployed in Portfolio Companies, the ability to achieve its investment objective might be curtailed. The Fund’s Adviser shall exercise diligent oversight regarding the timing and process of investment allocations to ensure judicious management of the Fund’s assets.

Example

9.	Comment: Please revise the expense example for the 3, 5, and 10-year periods to reflect that the expense limit expires after one year.

Response: The Fund has updated the disclosure.

10.	Fund Expenses: In the second paragraph, update the disclosure to discuss the specific operating costs and how they are accounted for (e.g., capitalized or amortized).

Response: The Fund has updated the disclosure.

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If you have any questions or comments, please contact the undersigned at (513) 991-8472 or bo@fintechlegal.io. Thank you in advance for your consideration.

Sincerely,

/s/ Bo James Howell
Bo James Howell
FinTech Law, LLC